EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2021, and the audited consolidated financial statements as at and for the year ended December 31, 2020, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated May 12, 2021 and discloses specified information up to that date. The condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of May 12, 2021, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the three months ended March 31, 2021, have been conducted on its Avino Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Operational Highlights

HIGHLIGHTS (Expressed in US$)	First Quarter 2021	First Quarter 2020	Change[1]	First Quarter 2021	Fourth Quarter 2020	Change[1]
Operating
Tonnes Milled	-	164,096	-100%	-	-	-%
Silver Ounces Produced	-	266,718	-100%	-	-	-%
Gold Ounces Produced	-	1,531	-100%	-	-	-%
Copper Pounds Produced	-	1,808,172	-100%	-	-	-%
Silver Equivalent Ounces[1] Produced	-	683,944	-100%	-	-	-%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	-	575,067	-100%	-	59,710	-100%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$-	$9.83	-100%	$-	$14.01	-100%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$-	$14.88	-100%	$-	$73.08	-100%

1. No production in Q1 2021. In Q1 2020, AgEq was calculated using metals prices of $16.94 oz Ag, $1,584 oz Au and $2.56 lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	First Quarter 2021	First Quarter 2020	Change	First Quarter 2021	Fourth Quarter 2020	Change
Financial Operating Performance
Revenues	$29	$7,116	-100%	$29	$1,407	-98%
Mine operating (loss) income	$(680)	$843	-181%	$(680)	$(1,251)	-46%
Net loss from continuing operations	$(1,818)	$(232)	-684%	$(1,818)	$(1,553)	-17%
Net loss including discontinued operations	$(1,818)	$(232)	-684%	$(1,818)	$(1,555)	-17%
Earnings (loss) before interest, taxes and amortization (“EBITDA”)[1]	$(1,740)	$372	-568%	$(1,740)	$(2,269)	23%
Adjusted earnings (losses)[1]	$(944)	$391	-341%	$(944)	$(182)	-408%
Per Share Amounts
Loss per share from cont. operations – basic	$(0.02)	$(0.00)	-100%	$(0.02)	$(0.02)	-%
Loss per share – basic	$(0.02)	$(0.00)	-100%	$(0.02)	$(0.02)	-%
Cash Flow per share[1] – basic	$(0.01)	$0.00	-100%	$(0.01)	$(0.03)	67%

HIGHLIGHTS (Expressed in 000’s of US$)	March 31, 2021	March 31, 2020	Change	March 31, 2021	December 31, 2020	Change
Liquidity & Working Capital
Cash	$27,030	$6,698	304%	$27,030	$11,713	131%
Working capital	$31,220	$10,751	190%	$31,220	$14,680	113%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Operational and Financial Performance

Production and Mining Activities

During the three months ended March 31, 2021, no mining activities took place at the Avino Mine. As previously announced and on October 8, 2020, the Company and the union reached an agreement to end the work stoppage, with ratification of the agreement still being required by the labour authority in Mexico City as of that time.

As of the date of this MD&A, the labour authority office in Mexico City remains closed due to COVID-19 protocols, and the Company is working diligently with its partners to ratify the agreement. The Company is committed towards restarting production and mining operations as soon as possible and will provide further updates as information becomes available.

Avino Mine Exploration

Plans continue for the Company’s 2021 exploration program and the Company is looking at all options to increase overall head grade and expand resources.

2021 DRILL PROGRAM

The Avino property comprises 1,104 hectares (2,728 acres) with significant underexplored areas remaining. The two-fold objectives of the drill program are to locate new mineralized zones within the property and to confirm continuity of mineralization in the current Avino ET production area.

Phase 1 of the drill program will be focused on the El Trompo Vein, the Santiago Vein, the Avino ET Area (below Level 17), and Avino West (below Levels 9 & 17).

Proposed Drilling:

•	El Trompo Vein – 2,000 metres
•	Santiago Vein – 3,000 metres
•	Avino ET Area (below Level 17) – 2,500 metres
•	Avino West (below Levels 9 & 17) – 4,500 metres

During Q1 2021, the Company announced an increase to Phase 1 of the drill program, which now includes an additional 12,000 metres of drilling on the current tailings storage facility (“TSF #1”) which contains an endowment of oxide resource material (see the Company’s updated resource estimate published on SEDAR on January 13, 2021). In addition, Phase 2 of the drill program consists of 6,600 metres of drilling on small vein systems around the Avino property thought to be similar style to San Gonzalo.

As of the date of this MD&A, 3,763 metres of drilling have been completed. Some initial assays have been received on a portion of the drilling, and Avino is currently waiting on the remaining assays from each area, with the intention of evaluating the data in the context of each specific vein and releasing the results when all is received.

The El Trompo Vein

The El Trompo vein is a priority target as it is an offshoot of the Avino vein, which has been one of the feeder veins for the Company’s milling complex. Historical data indicates there are high grade areas within the vein over considerable widths, and there is underground infrastructure adjacent to the vein, which would allow easy access for mining. The structure has already been exposed and developed on the upper levels in the ET Area of the Avino vein. Drilling on this vein will be from surface in order to confirm continuity of the mineralization at depth.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Avino Vein – ET Area (Below Level 17) and Avino West (Below Levels 9 & 17)

The Avino vein is open on strike to the west, as well as at depth, and the planned drilling is designed to follow the continuity of mineralization in both directions.

Furthermore, production data from previous mine development shows that the copper grade increases at depth.

Avino has not tested the area to the west of the current mining area, as it sits below the active tailing dam and mining would be prohibitive. However, once the dry stack tailing project is operational, the current tailings storage facility would be decommissioned, allowing for mining in this new area in the near to medium term.

Santiago Vein

The Santiago vein sits in the Avino mining district and intersects the San Gonzalo vein in an area of narrow veins that average 1 to 2 metres in width with mineralization that appears consistent with the high grade San Gonzalo silver-gold mineralization. The San Gonzalo mine previously produced 6 million ounces of silver equivalent until closing in 2019. We will be testing the continuity of the Santiago vein as the current thinking suggests a displacement due to the San Gonzalo fault. This target will be drilled from surface. Because of the close proximity to San Gonzalo underground infrastructure, mining access would be relatively easy assuming significant resources are found.

La Malinche Vein

The La Malinche vein is another potential high-grade target that will be tested as part of Phase 2. It is similar in style to the San Gonzalo vein, in that it is a low-sulphidation epithermal vein. It is possible that this vein is the northwestern extension of the San Gonzalo vein that may have been dislocated. More exploration work is needed to confirm this theory and broaden our understanding of the system, and Phase 2 is the beginning of this process.

Working Capital & Liquidity at March 31, 2021

The Company’s cash balance at March 31, 2021, totaled $27.0 million compared to $11.7 million at December 31, 2020 and $6.7 million at March 31, 2020.

Working capital totaled $31.2 million at March 31, 2020, compared to $14.7 million at December 31, 2020 and $10.8 million at March 31, 2020.

Debt Reduction Efforts

During the three months ended March 31, 2021, the Company reduced debt liabilities by a further $0.8 million through the coordinated effort to reduce payables, repay its outstanding term facility, and outstanding finance lease and loans on mining equipment, bringing total debt reduction since the beginning of 2020 up to $7.9 million.

Revenues & Earnings – Three Months Ended March 31, 2021

The Company recognized revenues net of penalties, treatment costs and refining charges, of $0.03 million on the sale of Avino Mine bulk copper/silver/gold concentrate, for mine operating losses of $0.7 million. This is compared to revenues of $7.1 million and mine operating income of $0.8 million for Q1 2020. The decrease in revenues compared to Q1 2020 is a direct result of the strike action taken by the Company’s unionized workers, which halted production activities during 2020, with the only revenues in the current period being the finalization of provisional pricing invoices.

EBITDA during the period, was a loss of $1.7 million, compared to earnings of $0.3 million in the corresponding quarter in 2020. The increased losses are primarily a result of non-cash losses on the exercise of warrants of $1.0 million, higher non-cash share-based payments $0.5 million, as well as $0.2 million in stand-by costs during the work stoppage.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Adjusted losses for the period was $0.9 million, compared to earnings $0.3 million in the corresponding quarter in 2019. The increased losses are a result of the loss on exercise of warrants mentioned above, as well as Nil sales during the period as a result of the work stoppage.

Metal prices for revenues recognized during the three months ended March 31, 2021, were Nil as a result of the work stoppage, compared to $17.29, $1,484, and $5,814, in prior year quarter.

Cash Costs & All-in Sustaining Cash Costs – Three Months Ended March 31, 2021

Cash costs per silver equivalent payable ounce, excluding stand-by costs, for Q1 2021 was $Nil, compared to $9.83 for Q1 2020. All-in sustaining cash costs per silver equivalent payable ounce, including stand-by costs, for Q1 2021 was $Nil, compared to $14.88 for Q1 2020. During Q1 2021, no mining activities and sales took place due to the work stoppage the company only had stand-by costs of $0.2 million incurred during Q1 2021.

Consolidated Production Highlights

Avino Mine Production Highlights

	Q1 2021	Q1 2020	Change %
Total Mill Feed (dry tonnes)	-	159,385	-100%
Feed Grade Silver (g/t)	-	57	-100%
Feed Grade Gold (g/t)	-	0.40	-100%
Feed Grade Copper (%)	-	0.59	-100%
Recovery Silver (%)	-	90%	-100%
Recovery Gold (%)	-	74%	-100%
Recovery Copper (%)	-	87%	-100%
Total Silver Produced (oz)	-	262,238	-100%
Total Gold Produced (oz)	-	1,512	-100%
Total Copper Produced (Lbs)	-	1,803,315	-100%
Total Silver Equivalent Produced (oz)*	-	677,084	-100%

* No production in Q1 2021. In Q1 2020, AgEq was calculated using metals prices of $16.94 oz Ag, $1,584 oz Au and $2.56 lb Cu.

* “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Avino Historic Above Ground Stockpile Production Highlights

	Q1 2021	Q1 2021	Change %
Total Mill Feed (dry tonnes)	-	4,711	-100%
Feed Grade Silver (g/t)	-	59	-100%
Feed Grade Gold (g/t)	-	0.31	-100%
Feed Grade Copper (%)	-	0.15	-100%
Recovery Silver (%)	-	50%	-100%
Recovery Gold (%)	-	41%	-100%
Recovery Copper (%)	-	31%	-100%
Total Silver Produced (oz)	-	4,481	-100%
Total Gold Produced (oz)	-	19	-100%
Total Copper Produced (Lbs)	-	4,857	-100%
Total Silver Equivalent Produced (oz) calculated*	-	6,860	-100%

*. No production in Q1 2021. In Q1 2020, AgEq was calculated using metals prices of $16.94 oz Ag, $1,584 oz Au and $2.56 lb Cu.

* “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

Non – IFRS Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements, fair value adjustments on outstanding warrants and other non-recurring items

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses and fair value adjustments on outstanding warrants. Under IFRS, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

The following table provides a reconciliation of net earnings financial statements to EBITDA and adjusted earnings, and includes the Company’s discontinued operations (see Note 3 of the condensed consolidated interim financial statements):

Expressed in 000’s of US$, unless otherwise noted	Q1 2021	Q1 2020
Net loss for the period	$(1,818)	$(232)
Depreciation and depletion	492	649
Interest income and other	(22)	(173)
Interest expense	2	10
Finance cost	21	87
Accretion of reclamation provision	11	27
Current income tax expense	12	51
Deferred income tax recovery	(438)	(47)
EBITDA	$(1,740)	$372
Fair value adjustment on warrant liability	(788)	(919)
Realized loss on warrants exercised	1,005	-
Share-based payments	616	168
Stand-by costs during strike action	246	-
Foreign exchange loss (gain)	(283)	770
Adjusted earnings	$(944)	$391

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management believes that the Company’s ability to control the cash cost per payable silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent payable ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent payable ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent payable ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, penalties, treatment and refining charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $103 for the three months ended March 31, 2021 (March 31, 2020 - $331) all of which is attributable to the Avino Mine

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations. To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following table provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

The following table reconcile cost of sales to cash cost per payable AgEq oz and all-in sustaining cash cost per payable AgEq oz for the three month ended March 31, 2021 and 2020:

Expressed in 000’s of US$, unless otherwise noted	Avino		AHAG Stockpiles		Consolidated
	Q1 2021	Q1 2020	Q1 2021	Q1 2020	Q1 2021	Q1 2020
Cost of sales	$709	$5,663	$-	$610	$709	$6,273
Stand-by costs during strike action	(246)	-	-	-	(246)	-
Depletion and depreciation	(463)	(605)	-	(14)	(463)	(619)
Cash production cost	-	5,058	-	596	-	5,654
Payable silver equivalent ounces sold	-	515,366	-	59,701	-	575,067
Cash cost per silver equivalent ounce	$-	$9.82	$-	$9.89	$-	$9.83
General and administrative expenses	1,550	839	-	137	1,550	976
Treatment & refining charges	-	596		67	-	663
Penalties	-	1,012		121	-	1,133
Sustaining capital expenditures	103	331	-	-	103	331
Stand-by costs during strike action	-	-	-	-	-	-
Share-based payments and G&A depreciation	(645)	(170)	-	(28)	(645)	(198)
Cash operating cost	$1,008	$7,666	$-	$893	$1,008	$8,559
AISC per silver equivalent ounce	$-	$14.87	$-	$14.95	$-	$14.88

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Three Months Ended March 31,
	2021	2020
Operating cash flows before movements in working capital	$(1,093)	$297
Weighted average number of shares outstanding
Basic	96,204,148	77,267,533
Diluted	96,204,148	77,267,533
Cash Flow per Share – basic & diluted	$(0.01)	$0.00

Working Capital

	March 31, 2021	December 31, 2020
Current assets	$35,460	$19,702
Current liabilities	(4,240)	(5,022)
Working capital	$31,220	$14,680

Results of Operations

Summary of Quarterly Results

(000’s)	2021	2020	2020	2020	2020	2019	2019	2019
Quarter ended	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2
Revenue	$29	$1,407	$2,659	$4,840	$7,116	$10,426	$6,796	$7,813
Net income (loss) from all operations for the quarter	(1,818)	(1,555)	(4,588)	(1,276)	(232)	(29,043)	(1,642)	(166)
Earnings (loss) per share from all operations - basic	$(0.02)	$(0.02)	$(0.05)	$(0.02)	$(0.00)	$(0.38)	$(0.02)	$(0.00)
Earnings (loss) per share from all operations - diluted	$(0.02)	$(0.02)	$(0.05)	$(0.02)	$(0.00)	$(0.38)	$(0.02)	$(0.00)
Total Assets	$84,550	$68,780	$71,638	$70,970	$67,420	$72,571	$113,145	$110,660

•	Revenue decreased in Q1 2021 compared to previous quarters due to mine operations stoppage caused by the work stoppage and was partially offset by higher average realized metal prices.

•	Losses in Q1 2021 increased due primarily to no sales as well as the realized loss on exercise of warrants of $1.0 million partly offset unrealized fair value gain of $0.8 million in warrant liability during this quarter as a result of the exercise of these warrants.

•	Total assets increased at March 31, 2021 compared to all previous quarters after the sale of Bralorne in 4 2019. The increase is mainly due to net proceeds from financing activities of $17.9 million in connection with a brokered at-the-market offering issued under prospectus supplements, warrants and stock options exercised.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

Three months ended March 31, 2021, compared to the three months ended March 31, 2020:

(000’s)	2021	2020	Note
Revenue from mining operations	$29	$7,116	1
Cost of sales	709	6,273	1
Mine operating income (loss)	(680)	843	1
Operating expenses
General and administrative expenses	934	808	2
Share-based payments	616	168	2
Loss before other items	(2,230)	(133)
Other items
Interest and other income	22	173
Loss on long-term investments	(68)	(293)	3
Fair value adjustment on warrant liability	788	919	4
Realized loss on exercise of warrants	(1,005)	-	5
Unrealized foreign exchange gain (loss)	283	(770)	6
Finance costs	(21)	(87)
Accretion of reclamation provision	(11)	(27)
Interest expense	(2)	(10)
Net loss from continuing operations before income taxes	(2,244)	(228)
Income taxes
Current income tax expense	(12)	(51)	7
Deferred income tax recovery	438	47	7
Income tax recovery	426	(4)
Net loss	$(1,818)	$(232)	8

Loss per share from continuing operations
Basic & Diluted	$(0.02)	$(0.00)	8
Loss per share
Basic & Diluted	$(0.02)	$(0.00)	8

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1.

Revenues decreased for the three months ended March 31, 2021, compared to March 31, 2020, mainly due to no sales as a result of an unplanned temporary stoppage to mining operations caused by a strike action from the Company’s unionized workers at the Avino Mine.

Cost of sales for the three months ended March 31, 2021, were $709 compared to $6,273 for the three months ended March 31, 2020. The decrease in costs is mainly due to no tonnes mined and processed during the quarter thus no costs of sales, besides standby costs, as noted above.

As a result of the factors above, the Company generated a mine operating loss of $680, compared to mine operating earnings of $843 during the three months ended March 31, 2020.

2.

General and administrative expenses for the three months ended March 31, 2021, totalled $934 compared to $808 for the three months ended March 31, 2020. The increase is due to additional non-recurring office and professional fees expenses. The expenses remain consistent with prior year quarter which reflects costs reduction initiatives made by management to maintain operations in good standing during the difficult conditions.

Increases to share-based payments are a result of the vesting of stock options and RSUs at higher valuations during the three months ended March 31, 2021, compared to the same period in 2020. This is a result of the increase in the Company’s share price during the three months ended March 31, 2021, as there were RSU and option grants during both Q1 2021 and 2020.

3.

The loss on long-term investments for the three months ended March 31, 2021, totalled $68 compared to a loss of $293 for the three months ended March 31, 2020. This is a direct result of the decrease in value of the Company’s investment in Talisker Resources Inc. (“Talisker”) during the quarter, as well as minor fluctuations in the Company’s investment in Silver Wolf Exploration Ltd. (“Silver Wolf”), following the receipt of common shares and warrants during Q1 2021 as part of the Option Agreement terms.

4.

The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

5.	During the quarter 912,562 warrants were exercised resulting in a non-cash realized loss on exercise of warrants of $1.0 million.

6.

Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended March 31, 2021 the US dollar remained fairly constant in relation to the Canadian dollar and Mexican peso, resulting in a minimal foreign exchange loss.

7.

Current income tax expense was $12 for the three months ended March 31, 2021, compared to $51 in the three months ended March 31, 2020. Deferred income tax recovery was $438 for the three months ended March 31, 2021, compared to $47 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended March 31, 2021, primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

8.

As a result of the foregoing, net loss from operations for the three months ended March 31, 2021, was $1,818 and $232, respectively, for the three months ended March 31, 2020. The increase in loss resulted in a basic and diluted loss per share for operations of $0.02, for the quarter ended March 31, 2021, compared to $0.00 in the comparative quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

During 2021, the Company received net proceeds of $16.9 million in connection with a brokered at-the-market offering issued under prospectus supplements, $0.8 million in connection with warrants exercised and $0.2 million in connection with stock options exercised.

As of the date of this MD&A, the Company is using the funds as intended. During Q1 2021, the Company announced an increase to the exploration from 12,000 to up to 30,600 metres of exploration and resource drilling. As of the date of this MD&A, 3,763 metres of drilling have been completed.

The Company will use the gross proceeds raised from the at-the-market offering and warrants exercised for advancing the development of other areas of the Avino mine, and its operations and production, and to a lesser extent, for general working capital.

In supporting mining operations in Mexico, the Company incurred expenditures of $0.3 million for exploration and evaluation activities, acquired property and equipment of $0.2 million, and made lease and loan repayments of $0.2 million during the three months ended March 31, 2021.

During 2020, the Company received net proceeds of $4.7 million in connection with a brokered at-the-market offering issued under prospectus supplements and $3.7 million in connection with warrants exercised.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

The Company intends to continue to explore its properties, as described above, subject to market conditions and the ability to continue to obtain suitable financing.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5.0 million. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $4.9 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Discussion and analysis relating to the Company’s liquidity as at March 31, 2021 and December 31, 2020, as well as movements in cash flow during the three months ended March 31, 2021 and 2020, is as follows:

Statement of Financial Position

(000’s)	March 31, 2021	December 31, 2020
Cash	$27,030	$11,713
Working capital	31,220	14,680
Accumulated Deficit	(56,157)	(54,339)

Cash Flow

(000’s)	March 31, 2021	March 31, 2020
Cash generated (used in) by operating activities	$(1,245)	$(573)
Cash generated financing activities	16,914	(1,281)
Cash used in investing activities	(404)	(385)
Change in cash	15,265	(2,239)
Effect of exchange rate changes on cash	52	(688)
Cash, beginning of period	11,713	9,625
Cash, end of period	$27,030	$6,698

Operating Activities

Cash used in operating activities for the three months ended March 31, 2021, was $1.2 million compared to $0.6 million generated for the three months ended March 31, 2020. Cash movements from operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash generated by financing activities was $16.9 million for the three months ended March 31, 2021, compared to cash used in financing activities of $1.3 million for the three months ended March 31, 2020. Cash generated by financing activities for the three months ended March 31, 2021, relates to the issuance of shares for cash, by way of at-the-market sales and the exercise of warrants and stock options. Cash used in financing activities relates to the repayment of the term facility, as well as on its existing equipment loans and finance leases for mining equipment.

During the three months ended March 31, 2021, the Company received net proceeds from issuance of shares for cash of $16.9 million (March 31, 2020 - $Nil), received proceeds from warrants exercise by $0.8 million (March 31, 2020 - $Nil) and received proceeds from stock options exercised by $0.2 million (March 31, 2020 - $Nil). The Company also made term facility repayments of $0.8 million (March 31, 2020 - $0.8 million) and made finance lease and equipment loan payments totalling $0.1 million (March 31, 2020 - $0.4 million).

Investing Activities

Cash used in investing activities for the three months ended March 31, 2021, was $0.4 million compared to $0.4 million for three months ended March 31, 2020. Cash generated from the proceeds of sale of common shares in Talisker totalled $Nil (March 31, 2020 - $1.3 million). Proceeds were re-invested through the exercise of share purchase warrants in Talisker, totalling $Nil million (March 31, 2020 - $1.2 million).

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Other financing activities the three months ended March 31, 2021, includes cash capital expenditures and exploration and evaluation expenditures of $0.4 million (March 31, 2020 - $0.5 million) on the acquisition of property and equipment and exploration expenditures.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2021 and 2020 is as follows:

	Three months ended March 31,
	2021	2020
Salaries, benefits, and consulting fees	$235	$170
Share‐based payments	488	187
	$723	$357

(b) Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts were due to related parties:

	March 31, 2021	December 31, 2020
Oniva International Services Corp.	$108	$106
Directors	42	48
	$150	$154

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

The transactions with Oniva during the three months ended March 31, 2021 and 2020 are summarized below:

	March 31, 2021	March 31, 2020
Salaries and benefits	$191	$181
Office and miscellaneous	105	96
	$296	$277

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the three months ended March 31, 2021, the Company paid $59 (March 31, 2020 - $56) to ICC.

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with one (December 31, 2020 – three) counterparty. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At March 31, 2021, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at March 31, 2021, in the amount of $27,030 and working capital of $31,220 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

The maturity profiles of the Company’s contractual obligations and commitments as at March 31, 2021, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$2,262	$2,262	$-	$-
Amounts due to related parties	150	150	-	-
Minimum rental and lease payments	30	15	13	2
Term facility	1,691	1,691	-	-
Equipment loans	19	19	-	-
Finance lease obligations	430	151	279	-
Total	$4,582	$4,288	$292	$2

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	March 31, 2021		December 31, 2020
	MXN	CDN	MXN	CDN
Cash	$9,230	$2,402	$36,896	$2,831
Long-term investments	-	5,379	-	5,317
Reclamation bonds	-	6	-	6
Amounts receivable	-	33	-	20
Accounts payable and accrued liabilities	(28,547)	(396)	(22,972)	(157)
Due to related parties	-	(189)	-	(196)
Finance lease obligations	(77)	(421)	(1,543)	(448)
Net exposure	(19,394)	6,814	12,381	7,373
US dollar equivalent	$(941)	$5,418	$620	$5,791

Based on the net US dollar denominated asset and liability exposures as at March 31, 2021, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the three months ended March 31, 2021, by approximately $398 (year ended December 31, 2020 - $589). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2021, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $1 (December 31, 2020 - $2).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At March 31, 2021, a 10% change in market prices would have an impact on net earnings (loss) of approximately $428 (December 31, 2020 - $418).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

(d) Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2021:

	Level 1	Level 2	Level 3
Financial assets
Cash	$27,030	$-	$-
Amounts receivable	-	668	-
Long-term investments	4,203	-	74
Total financial assets	$31,233	$668	$74
Financial liabilities
Warrant liability	-	-	(1,530)
Total financial liabilities	$-	$-	$(1,530)

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at March 31, 2021, the Company’s Level 3 financial instruments consisted of the Silver Wolf warrants and the warrant liability.

For the Company’s warrant liability valuation and fair value adjustments during the years ended December 31, 2020 and 2019, see Note 16 of the unaudited condensed consolidated interim financial statements.

The Company’s Level 3 financial assets, which consists of warrants of Silver Wolf that were acquired during the three months ended March 31, 2021 (see Note 6 for long-term investments details and Note 7 for details of the acquisition in the unaudited condensed consolidated interim financial statements). The warrants are measured on acquisition and at March 31, 2021, using the following assumptions:

	March 31, 2021	March 11, 2021
Weighted average assumptions:
Risk-free interest rate	0.23%	0.26%
Expected dividend yield	0%	0%
Expected life (years)	2.95	3.00
Expected stock price volatility	139.99%	129.51%
Weighted average fair value at grant date	C$0.31	C$0.32

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Risks associated with Public Health Crises, including COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company's operations. The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

Mexico has been particularly impacted by the COVID-19 pandemic. The Company’s mining operations have been temporarily shut-down since April 2020, first as a result of governmental COVID-19 quarantine and containment measures, and later in July 2020 due to a labour strike, which was resolved in October 2020. The labour settlement agreement must be approved by Mexican governmental labour authority. Although the Company takes appropriate measures and safeguards to protect its staff from infection, these events can result in volatility and disruption to supply chains, operations, transportation, and mobility of people, which are beyond the control of the Company, and which have had and could continue to adversely affect the availability of components, supplies and materials, labour, interest rates, credit ratings, credit risk, inflation, business operations, financial markets, exchange rates, and other factors material to the Company, including in particular, the Company’s revenues and concentrate delivery schedule.

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	March 31, 2021	December 31, 2020
Not later than one year	$245	$20
Later than one year and not later than five years	13	14
Later than five years	2	3
	$260	$37

Office lease payments recognized as an expense during the three months ended March 31, 2021, totalled $12 (March 31, 2020 - $11).

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at May 12, 2021, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	100,868,044	-	-
Warrants (US$)	1,995,412	$0.80	2.37
RSUs	2,874,000	-	0.30 – 2.23
Stock options	3,219,000	C$0.79 - C$2.95	0.31 – 4.23
Fully diluted	108,956,456

The following are details of outstanding stock options as at March 31, 2021 and May 12, 2020:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (March 31, 2021)	Number of Shares Remaining Subject to Options (May 12, 2021)
September 2, 2021	C$2.95	360,000	360,000
September 20, 2022	C$1.98	880,000	880,000
August 28, 2023	C$1.30	105,000	105,000
August 21, 2024	C$0.79	174,000	174,000
August 4, 2025	C$1.64	1,700,000	1,700,000
Total:		3,219,000	3,219,000

The following are details of outstanding warrants as at May 31, 2021 and May 12, 2021:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (March 31, 2021)	Number of Underlying Shares (May 12, 2021)
September 25, 2023	$0.80	2,068,212	1,995,412
Total:		2,068,212	1,995,412

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

The following are details of outstanding RSUs as at March 31, 2021 and May 12, 2021:

Expiry Date	Number of Shares Remaining Subject to RSUs (March 31, 2021)	Number of Shares Remaining Subject to RSUs (May 12, 2020)
August 28, 2021	288,000	288,000
August 21, 2022	1,105,000	1,105,000
August 4, 2023	1,481,000	1,481,000
Total:	2,874,000	2,874,000

Subsequent Events

Warrant Exercises – Subsequent to March 31, 2021, the Company issued 72,800 common shares through the early exercise of share purchase warrants for proceeds of $58 at an average price per share of $0.80.

At-The-Market Sales – Subsequent to March 31, 2021, the Company issued 1,000,000 common shares in at-the-market offerings under prospectus supplement for gross proceeds of $1,289. The Company paid a 2.75% cash commission of $35 on gross proceeds, for net proceeds of $1,254.

Recent Accounting Pronouncements

Application of new and revised accounting standards:

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments in Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The amendments were applied effective January 1, 2021, and did not have a material impact on the Company’s financial statements.

Future Changes in Accounting Policies Not Yet Effective as at March 31, 2021:

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production at levels intended by management.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early adoption permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Disclosure Controls and Procedures

Management has designed and evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and has concluded that, based on its evaluation, they are effective as of March 31, 2021, to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that as of March 31, 2021, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to achieve the purpose for which they have been designed.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 12, 2021. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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